Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 19, 2006

BAYTEX ENERGY TRUST ANNOUNCES

NEW YORK STOCK EXCHANGE LISTING

Baytex Energy Trust (TSX – BTE.UN) of Calgary, Alberta is pleased to announce that the New York Stock Exchange (NYSE) has cleared Baytex to file an Original Listing Application for the listing of its trust units on the NYSE. The application process is anticipated to take four to six weeks and Baytex looks forward to the commencement of trading of its trust units on the NYSE during March 2006.

Baytex is currently a reporting issuer in the United States as a result of the issuance of its senior subordinated notes. Baytex believes that the NYSE listing will improve the trading liquidity of its trust units and further enhance future access to the capital markets in the United States.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca